UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 21)

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company)

CF INDUSTRIES HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

125269 10 0

(CUSIP Number of Class of Securities)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

4 Parkway North, Suite 400

Deerfield, IL 60015

(847) 405-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

(312) 407-0700

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 21 to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 originally filed by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), with the Securities and Exchange Commission (“SEC”) on March 23, 2009, as amended by Amendment No. 1 filed with the SEC on March 23, 2009, Amendment No. 2 filed with the SEC on March 30, 2009, Amendment No. 3 filed with the SEC on April 8, 2009, Amendment No. 4 filed with the SEC on April 10, 2009, Amendment No. 5 filed with the SEC on April 13, 2009, Amendment No. 6 filed with the SEC on April 15, 2009, Amendment No. 7 filed with the SEC on April 15, 2009, Amendment No. 8 filed with the SEC on April 16, 2009, Amendment No. 9 filed with the SEC on May 11, 2009, Amendment No. 10 filed with the SEC on May 18, 2009, Amendment No. 11 filed with the SEC on May 20, 2009, Amendment No. 12 filed with the SEC on June 4, 2009, Amendment No. 13 filed with the SEC on June 17, 2009, Amendment No. 14 filed with the SEC on June 22, 2009, Amendment No. 15 filed with the SEC on June 23, 2009, Amendment No. 16 filed with the SEC on July 7, 2009, Amendment No. 17 filed with the SEC on July 28, 2009, Amendment No. 18 filed with the SEC on August 5, 2009, Amendment No. 19 filed with the SEC on November 5, 2009 and Amendment No. 20 filed with the SEC on November 6, 2009 (as amended, the “Statement”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 1. SUBJECT COMPANY INFORMATION.

Item 1 of the Statement is hereby amended by restating the second paragraph in the section entitled “Securities” in its entirety as follows:

As of November 4, 2009, there were 48,563,968 CF Holdings Common Shares issued and outstanding, 3,708,298.64 CF Holdings Common Shares reserved for issuance under CF Holdings’ 2009 Equity and Incentive Plan, and 1,748,752 stock options outstanding to acquire CF Holdings Common Shares.

Item 2. IDENTITY AND BACKGROUND OF THE FILING PERSON.

Item 2 of the Statement is hereby amended and supplemented by adding the following at the end of the section entitled “Offer”:

On November 5, 2009, Agrium publicly announced that it and Offeror had revised the Exchange Consideration to consist of the following options: 1.0 Agrium Common Share and $45.00 in cash, without interest (the “Mixed Consideration”); 1.9377 Agrium Common Shares (subject to proration) (the “Stock Consideration”); or $92.99 in cash, without interest (subject to proration) (the “Cash Consideration”) (collectively, the “Revised Exchange Consideration”).  The offer to exchange each outstanding CF Holdings Common Share for the Revised Exchange Consideration, upon the terms and conditions set forth in the Prospectus and the related Letter of Transmittal, shall constitute the “Offer.”

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Statement is hereby amended by adding the following at the end of the second paragraph in the section entitled “Relationship with Agrium”:

In 2009 (through September 30, 2009), Agrium and its subsidiaries purchased approximately $47.8 million in fertilizer products from CF Holdings.

Item 3 of the Statement is hereby further amended by restating the section entitled “Consideration Payable Pursuant to the Offer and Proposed Merger” in its entirety as follows:

If CF Holdings’ directors and executive officers set forth on Annex A hereto were to tender any CF Holdings Common Shares they own pursuant to the Offer, they would receive Agrium Common Shares and cash for the same Exchange Consideration and on the same terms and conditions as CF Holdings’ other stockholders. As of November 4, 2009, CF Holdings’ directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 188,145 CF Holdings Common Shares (excluding notional shares held in CF Holdings’ Supplemental Benefit and Deferral Plan and any CF Holdings Common Shares issuable to CF Holdings’ executive officers pursuant to options to purchase CF Holdings Common Shares or CF Holdings Common Shares that are subject to unvested restricted stock awards). If such directors and executive officers were to tender all of such CF Holdings Common Shares pursuant to the Offer and each CF Holdings Common Share was exchanged for the Mixed Consideration, such directors and executive officers would receive an aggregate of 188,145 Agrium Common Shares and approximately $8.5 million.  Conversion of 2,505 notional shares held by executive officers in CF Holdings’ Supplemental Benefit and Deferral Plan to reflect the Mixed Consideration would result in the accounts of those executives under the Supplemental Benefit and Deferral Plan being credited with an aggregate of 2,505 Agrium Common Shares and approximately $113,000.

As of November 4, 2009, CF Holdings’ directors and executive officers set forth on Annex A hereto held an aggregate of 84,456 shares of restricted stock and 158,377 options to purchase CF Holdings Common Shares, with 123,243 of such options having an exercise price of less than $92.99 (the “in-the-money options”), that have not yet vested. Immediately upon a change of control of CF Holdings, such as would occur if the Offer is consummated, all such shares of restricted stock and options to purchase CF Holdings Common Shares held by CF Holdings’ executive officers would immediately vest.  In addition, as of November 4, 2009, CF Holdings’ executive officers held 1,197,533 vested options to purchase CF Holdings Common Shares, with 1,179,967 of such options being in-the-money options.  If all CF Holdings Common Shares subject to outstanding in-the-money options (regardless of their current vesting status) and restricted stock awards held by CF Holdings’ directors and executive officers were exchanged for the Mixed Consideration, such directors and executive officers would receive an aggregate of 1,387,666 Agrium Common Shares and approximately $62.4 million.  The aggregate amount of the exercise price which would have to be paid in order to exercise such options (which would be required in order to exchange the underlying CF Holdings Common Shares) would be $29.8 million.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Statement is hereby amended by adding the following after the first paragraph:

Following thorough deliberations and a careful review of all aspects of the third revised Agrium Offer with management and its legal and financial advisors, the Board, at a meeting held on November 5, 2009, concluded that the third revised Offer continues to substantially undervalue CF Holdings and is not in the best interests of CF Holdings and its stockholders.

Item 4 of the Statement is hereby further amended and supplemented by adding the following at the end of the section entitled “Background of the Offer”:

On June 19, 2009, CF Holdings received a standard, unqualified “no action” letter from the Canadian Competition Bureau confirming that the Commissioner of Competition does not intend to challenge CF Holdings’ proposed business combination with Terra.

On June 23, 2009, Agrium announced that it had extended the expiration date of the Offer until 12:00 midnight, Eastern time, on July 22, 2009.

On July 20, 2009, Agrium announced that it had extended the expiration date of the Offer until 12:00 midnight, Eastern time, on August 19, 2009.

On August 5, 2009, CF Holdings delivered a letter to Terra’s board of directors, containing the terms of a revised proposal for a business combination with Terra.  On August 25, 2009, the Terra board of directors rejected CF Holdings’ revised proposal.

On August 6, 2009, CF Holdings announced that the premerger waiting period applicable to the proposed business combination with Terra under the HSR Act expired at 11:59 p.m. on August 5, 2009.

On August 12, 2009, CF Holdings received a letter from the U.S. Federal Trade Commission stating that it had closed its investigation into CF Holdings’ proposed business combination with Terra.

On August 17, 2009, Agrium announced that it had extended the expiration date of the Offer until 12:00 midnight, Eastern time, on September 22, 2009.

On August 31, 2009, CF Holdings filed a complaint in Maryland, Terra’s state of incorporation, requesting that the court compel Terra to schedule its 2009 Annual Meeting of Stockholders (the “Terra Annual Meeting”) immediately and hold the Terra Annual Meeting as soon as reasonably possible.

On August 31, 2009, CF Holdings’ exchange offer for all outstanding shares of Terra common stock expired at 5:00 p.m., Eastern time, without any shares being purchased thereunder.

Later on August 31, 2009, Terra announced plans to hold the Terra Annual Meeting on Thursday, November 19, 2009.

On September 8, 2009, Terra announced that the Terra Annual Meeting had been scheduled for November 20, 2009.

Between September 10, 2009 and September 25, 2009, CF Industries purchased 6,985,048 shares of Terra common stock, representing approximately 7% of the issued and outstanding shares of Terra common stock, in open market transactions for an aggregate purchase price of approximately $247 million.

On September 22, 2009, Agrium announced that it had extended the expiration date of the Offer until 12:00 midnight, Eastern time, on October 22, 2009.

On September 24, 2009, Terra announced plans for a special cash dividend of $7.50 per share of Terra common stock, an aggregate of approximately $750 million, which Terra expected to declare and pay in the fourth quarter of 2009.

On September 28, 2009, CF Holdings delivered to Terra a proposed draft form of merger agreement setting forth the terms of a proposal for a business combination between CF Holdings and Terra.  On October 1, 2009, Terra issued a press release indicating that Terra’s board of directors had rejected CF Holdings’ revised proposal as set forth in the draft merger agreement.

Also on September 28, 2009, CF Holdings filed a Schedule 13D with the SEC in connection with the purchase by CF Industries of more than 5% of the outstanding shares of Terra common stock.

On October 14, 2009, CF Holdings filed a Definitive Proxy Statement on Schedule 14A with the SEC and began soliciting proxies from Terra’s stockholders for the Terra Annual Meeting with respect to the election of CF Holdings’ nominees to Terra’s board of directors.

On October 19, 2009, Agrium announced that it entered into agreements with Terra to sell a 50 percent stake in Agrium’s Carseland nitrogen facility and certain U.S. assets to Terra for approximately $250 million. In addition, Agrium and Terra entered into certain supply agreements. The transaction between Agrium and Terra is conditional on, among other things, the successful completion of Agrium’s proposed acquisition of CF Holdings and Terra raising $600 million of debt capital.  Agrium also announced that it believed the agreements with Terra would address regulatory concerns under Canadian competition law in connection with the Offer.

Also on October 19, 2009, Agrium announced that it had extended the expiration date of the Offer until 12:00 midnight, Eastern time, on November 13, 2009.

On November 1, 2009, CF Holdings delivered a letter to Terra’s board of directors containing a proposal to acquire Terra for consideration per share of Terra common stock of 0.1034 CF Holdings Common Shares and $32.00 in cash (including the $7.50 per share special dividend declared by Terra on October 29, 2009 and payable on December 11, 2009 to holders of record on November 23, 2009).  The transaction is not subject to a financing condition.

On November 3, 2009, Terra issued a press release indicating that Terra’s board of directors had rejected CF Holdings’ revised proposal.

On the morning of November 5, 2009, Agrium publicly announced that it had revised the Offer by increasing the cash portion of the consideration from $40.00 to $45.00.  Agrium also announced that it had entered into a Consent Agreement to resolve the concerns of the Canadian Competition Bureau and had received a “no action” letter from the Bureau with respect to the Offer. Under the terms of the Consent Agreement and pursuant to the agreement entered into with Terra, Agrium will divest to Terra 50 percent of Agrium’s ammonia and urea production complex in Carseland, Alberta, conditional upon the completion of Agrium’s proposed acquisition of CF Holdings.

Also on November 5, 2009, Agrium announced that it had extended the expiration date of the Offer until 12:00 midnight, Eastern time, on November 18, 2009.

On the evening of November 5, 2009 the Board held a meeting, together with management and representatives of its legal advisor Skadden Arps and its financial advisors Morgan Stanley and Rothschild, to review and analyze the third revised Agrium Offer, including the impact of the Offer on CF Holdings’ proposed acquisition of Terra. Each of Mr. Davisson and Mr. Johnson again recused himself from discussion and voting on the Offer and the recommendation to CF Holdings’ stockholders at the Board meeting. Following thorough deliberations and a careful review of all aspects of the third revised Offer with management and its legal and financial advisors, the Board concluded that the third revised Offer continues to substantially undervalue CF Holdings and is not in the best interests of CF Holdings and its stockholders. Accordingly, the Board continues to recommend that CF Holdings’ stockholders reject the Offer and not tender their CF Holdings Common Shares in the Offer.

Item 4 of the Statement is hereby further amended by adding the following after the second paragraph in the section entitled “Reasons for Recommendation”:

In reaching its determination to reject Agrium’s third revised Offer, and in making the recommendation set forth above, the Board consulted with the management of CF Holdings and its financial and legal advisors and took into account numerous factors, including the factors set forth on pages 12 through 19 of the original Statement filed with the SEC on March 23, 2009, and on pages 4 through 6 of Amendment No. 10 to the Statement filed with the SEC on May 18, 2009.

In considering such factors with respect to the third revised Offer, the Board took into account the effect of the increased cash consideration provided in the third revised Offer as well as other developments since the date of Agrium’s original Offer and Agrium’s previous revised Offers on such factors, including as follows:

•                  In the judgment of each of Morgan Stanley and Rothschild, as of November 4, 2009, the estimated unaffected trading price of CF Holdings Common Shares was between approximately $80.00 and $86.00 per share.  In calculating the estimated unaffected trading price of CF Holdings Common Shares as of November 4, 2009, each of Morgan Stanley and Rothschild considered the stock price performance of the unaffected Global Fertilizer Peers1 since February 24, 2009, historical and current valuation multiple analysis of CF Holdings and the Global Fertilizer Peers, and sellside research analyst commentary and valuation analysis. As of November 4, 2009, the nominal value of Agrium’s third revised Offer is $92.99 per share, representing a premium of approximately 8.1% to 16.2% to CF Holdings’ estimated unaffected closing stock price.

•                  The multiple of 5.5x Wall Street median estimates for CF Holdings’ 2010 EBITDA implied by Agrium’s third revised Offer is virtually unchanged from the multiple of 5.6x CF Holdings’ estimated 2010 EBITDA implied by Agrium’s second revised Offer in May 2009 and is low relative to precedent transactions in the global fertilizer industry.2

•                  The 20-year average premium for cash transactions valued at over $1 billion is approximately 39% and the 20-year average premium in all transactions valued at over $1 billion is approximately 36%.  From July 1, 2009 (representative of the rebound in the financial markets after the financial market crisis starting in the fall of 2008) to November 4, 2009, premiums in announced transactions valued at over $1 billion and involving substantially cash consideration have averaged approximately 39%.3  CF Holdings offer of November 1, 2009 to acquire Terra represented an approximate 40% premium to what CF Holdings believed to be Terra’s unaffected share price as of October 30, 2009.

•                  Since Agrium’s initial proposal on February 24, 2009, Agrium has increased the cash portion of the Offer by approximately $13 per CF Holdings Common Share.  This increase in cash consideration to CF Holdings shareholders has been funded primarily with CF Holdings’

1 Global Fertilizer Peers include Intrepid Potash, Inc.; Israel Chemicals Limited; K+S Aktiengesellschaft; The Mosaic Company; Potash Corporation of Saskatchewan Inc.; and Yara International ASA.

2 Relevant precedent transactions include Yara International ASA’s acquisition of Saskferco Products Inc. (July 2008), Yara International ASA’s acquisition of KemiraGrowHow (May 2007) and Cargill’s acquisition of IMC Global Inc. (January 2004).

3 Announced transactions include Adecco S.A.’s acquisition of MPS Group, Inc. (October 2009), Cisco Systems, Inc.’s acquisition of Starent Networks Corp. (October 2009), Emerson Electric Co.’s acquisition of Avocent Corporation (October 2009), Dell Inc.’s acquisition of Perot Systems Corporation (September 2009), Adobe Systems Incorporated’s acquisition of Omniture, Inc. (September 2009), Aptiom, Inc.’s acquisition of Sepracor Inc. (September 2009), Agilent Technologies, Inc.’s acquisition of Varian, Inc. (July 2009) and Bristol-Myers Squibb Company’s acquisition of Medarex, Inc. (July 2009)

increase in net cash per share4 of approximately $11 per CF Holdings Common Share over the same period.

•                  The uncertain impact on the value of a combination between CF Holdings and Agrium of Agrium’s agreement to sell a 50 percent stake in Agrium’s Carseland nitrogen facility and certain U.S. assets to Terra.

Item 4 of the Statement is hereby further amended by restating the section entitled “Reasons for Recommendation — The Offer is inadequate and substantially undervalues CF Holdings — The Offer does not properly value CF Holdings” in its entirety as follows:

The Board believes that the third revised Offer does not fully reflect the intrinsic value of CF Holdings.  The Board carefully reviewed and analyzed all financial, strategic, legal and other aspects of the third revised Offer with management and its legal and financial advisors and concluded that the third revised Offer substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders.  In addition, in making its determination with respect to the third revised Offer, the Board took into account the opinions of each of Morgan Stanley and Rothschild, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration proposed to be paid to the holders of CF Holdings Common Shares pursuant to the third revised Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of each of Morgan Stanley and Rothschild, dated November 5, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex H and Annex I, respectively. Each of Morgan Stanley and Rothschild provided its opinion for the information and assistance of the Board in connection with its consideration of the third revised Offer and the Proposed Merger. Neither opinion is a recommendation as to whether or not any holder of CF Holdings Common Shares should tender such shares in connection with the Offer or how any holder of CF Holdings Common Shares should vote with respect to any Proposed Merger or any other matter.

Item 4 of the Statement is hereby further amended by replacing the second sentence of the section entitled “Reasons for Recommendation — The Offer is fundamentally at odds with CF Holdings’ long-term strategy, which has proven to be very successful — CF Holdings is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business” with the following:

CF Holdings generated operating margins of 29.0%, 29.3% and 21.8% in 2009 (through September 30, 2009), 2008 and 2007, respectively.

Item 4 of the Statement is hereby further amended by replacing the last sentence of the second paragraph in the section entitled “Reasons for Recommendation — The Offer is fundamentally at odds with CF Holdings’ long-term strategy, which has proven to be very successful — CF Holdings is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business” with the following:

According to Agrium’s 2008 Annual Report, Agrium as a whole generated operating margins of 19.8% and 13.5% in 2008 and 2007, respectively, while Agrium’s retail business generated operating margins of 8.7% and 7.2% in 2008 and 2007, respectively.  According to Agrium’s Form 6-K filed with the SEC on November 4, 2009, in the nine months ended September 30, 2009, Agrium as a whole generated an operating margin of 7.2%, while Agrium’s retail business generated an operating margin of 4.1%.

Item 4 of the Statement is hereby further amended by replacing the sixth and seventh bullets of the section entitled “Reasons for Recommendation — The Offer is fundamentally at odds with CF Holdings’ long-term strategy, which has proven to be very successful — The Offer is an attempt to interfere with CF Holdings proposed strategic business combination with Terra” with the following:

•                  The stock component of CF Holdings’ offer for Terra would allow stockholders of both Terra and CF Holdings to participate in the growth and long-term value creation potential of the combined company, including the significant synergies.

•                  CF Holdings expects the transaction with Terra would be accretive to CF Holdings stockholders (and significantly accretive after giving effect to the realization of synergies) in the first full year following the closing of the transaction, which for purposes of the analysis was assumed to have occurred on January 1, 2010.

Item 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 5 of the Statement is hereby amended and supplemented by adding the following after the first paragraph:

On November 1, 2009, CF Holdings entered into a commitment letter (the “Commitment Letter”), pursuant to which an affiliate of Morgan Stanley committed to provide financing for CF

4 Net cash per share equals the sum of (i) cash plus (ii) marketable securities plus (iii) investment in shares of Terra common stock minus (iv) debt minus (v) customer deposits, divided by the number of outstanding diluted CF Holdings Common Shares.

Holdings’ acquisition of Terra. The Commitment Letter provides for a senior secured term loan facility of up to $1 billion, a senior secured revolving credit facility of up to $300 million and a senior secured bridge facility of up to $1.2 billion. CF Holdings has agreed to pay Morgan Stanley certain customary fees in connection with the commitments and the financing.  A significant portion of the fees payable to Morgan Stanley in connection with the financing are payable upon the consummation of the financing and the transaction with Terra.  CF Holdings also has agreed to reimburse Morgan Stanley for reasonable expenses (including reasonable fees and disbursements of counsel) incurred in connection with the financing, and to indemnify Morgan Stanley and its directors, officers, employees, advisors, agents, affiliates, successors, representatives and assigns against specified liabilities.

Item 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Securities transactions

No transactions with respect to CF Holdings Common Shares have been effected by CF Holdings or, to CF Holdings’ knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to March 23, 2009, the date the Statement was originally filed with the SEC, or during the 60 days prior to the date of any amendment to the Statement, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Stephen R. Wilson	February 17, 2009	2,000	$16.00	Exercise of Options Pursuant to 10b5-1 Plan
Stephen R. Wilson	February 17, 2009	2,000	$51.76	Sale of Shares Pursuant to 10b5-1 Plan
Douglas C. Barnard	March 2, 2009	4.252	$58.69	Phantom Share Acquisition (a)
Robert A. Arzbaecher	April 21, 2009	968	(b)	Restricted Stock Award
Wallace W. Creek	April 21, 2009	968	(b)	Restricted Stock Award
William Davisson	April 21, 2009	968	(b)	Restricted Stock Award
Stephen A. Furbacher	April 21, 2009	968	(b)	Restricted Stock Award
David R. Harvey	April 21, 2009	968	(b)	Restricted Stock Award
John D. Johnson	April 21, 2009	968	(b)	Restricted Stock Award
Edward A. Schmitt	April 21, 2009	968	(b)	Restricted Stock Award
Douglas C. Barnard	June 1, 2009	3.111	$80.31	Phantom Share Acquisition (a)
Lynn F. White	June 9, 2009	1,400	(c)	Restricted Stock Award
Lynn F. White	June 9, 2009	3,800	(c)	Stock Option Award
Douglas C. Barnard	August 10, 2009	2,500	(d)	Restricted Stock Award
Douglas C. Barnard	August 10, 2009	1,826	$82.03	Withholding of Shares (e)
Douglas C. Barnard	August 10, 2009	6,700	(f)	Stock Option Award
Bert A. Frost	August 10, 2009	2,300	(d)	Restricted Stock Award
Bert A. Frost	August 10, 2009	5,900	(f)	Stock Option Award
Richard A. Hoker	August 10, 2009	800	(d)	Restricted Stock Award
Richard A. Hoker	August 10, 2009	2,200	(f)	Stock Option Award
Wendy S. Jablow Spertus	August 10, 2009	1,700	(d)	Restricted Stock Award
Wendy S. Jablow Spertus	August 10, 2009	4,500	(f)	Stock Option Award
Philipp P. Koch	August 10, 2009	1,700	(d)	Restricted Stock Award
Philipp P. Koch	August 10, 2009	1,385	$82.03	Withholding of Shares (e)
Philipp P. Koch	August 10, 2009	4,500	(f)	Stock Option Award

Anthony J. Nocchiero	August 10, 2009	4,000	(d)	Restricted Stock Award
Anthony J. Nocchiero	August 10, 2009	10,400	(f)	Stock Option Award
Anthony W. Will	August 10, 2009	2,500	(d)	Restricted Stock Award
Anthony W. Will	August 10, 2009	6,700	(f)	Stock Option Award
Stephen R. Wilson	August 10, 2009	14,100	(d)	Restricted Stock Award
Stephen R. Wilson	August 10, 2009	13,177	$82.03	Withholding of Shares (e)
Stephen R. Wilson	August 10, 2009	37,100	(f)	Stock Option Award
Douglas C. Barnard	August 31, 2009	3.064	$81.66	Phantom Share Acquisition (a)

(a)          Represents CF Holdings Common Shares as a deemed investment under CF Holdings’ Supplemental Benefit and Deferral Plan (a non-qualified benefits restoration and deferred compensation plan) in connection with the reinvestment of CF Holdings’ regular quarterly cash dividend. These phantom shares cannot be voted.

(b)         Pursuant to CF Holdings’ 2009 Equity and Incentive Plan, each non-employee director received an annual restricted stock award with a fair market value of $65,000 on the date of the annual meeting of stockholders.

(c)          Pursuant to CF Holdings’ 2009 Equity and Incentive Plan, Lynn F. White received a restricted stock award and stock option award (with an exercise price of $80.17 per CF Holdings Common Share) upon commencing employment with CF Holdings.

(d)         Pursuant to CF Holdings’ 2009 Equity and Incentive Plan, each executive officer received an annual restricted stock award.

(e)          Represents CF Holdings Common Shares that were withheld to satisfy tax liability in accordance with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

(f)            Pursuant to CF Holdings’ 2009 Equity and Incentive Plan, each executive officer received an annual stock option award (with an exercise price of $82.03 per CF Holdings Common Share).

Item 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 7 of the Statement is hereby amended by restating the second paragraph in its entirety as follows:

CF Holdings is pursuing an acquisition of Terra.  CF Holdings also nominated three persons to be considered for election to the board of directors of Terra at the Terra Annual Meeting, scheduled for November 20, 2009.  CF Holdings is soliciting proxies from Terra stockholders to vote in favor of the election of CF Holdings’ nominees at the Terra Annual Meeting.  Please see “Item 8. Additional Information — Other Information” for additional information regarding the proxy solicitation.

Item 8. ADDITIONAL INFORMATION.

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of the first paragraph in the section entitled “Regulatory Approvals — Antitrust Matters — United States”:

According to Agrium’s Schedule TO, on November 4, 2009, Agrium re-filed its HSR Form with the FTC. Under the HSR Act, the waiting period will expire at 11:59 p.m., New York City time, on

Friday, December 4, 2009, unless this period is earlier terminated or extended by the issuance of a “second request.”

Item 8 of the Statement is hereby further amended and supplemented by adding the following at the end of the fifth paragraph in the section entitled “Regulatory Approvals — Antitrust Matters — Canada”:

According to Agrium’s Schedule TO, Agrium has entered into a Consent Agreement to resolve the concerns of the Canadian Competition Bureau and has received a “no action” letter from the Competition Bureau.

Item 8 of the Statement is hereby further amended by restating the section entitled “Other Information” in its entirety as follows:

This Statement is neither an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Holdings would file with the SEC regarding the proposed transaction with Terra if such a negotiated transaction is reached or for any other document which CF Holdings may file with the SEC and send to CF Holdings or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF HOLDINGS AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Holdings with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Holdings and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders in respect of the proposed transaction with Terra. Information regarding CF Holdings’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

All information in this Statement concerning Terra and Agrium, including information relating to their respective businesses, operations and financial results was obtained from public sources.  While CF Holdings has no knowledge that any such information is inaccurate or incomplete, CF Holdings has not verified any such information.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2009

CF INDUSTRIES HOLDINGS, INC.

	By:	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel, and Secretary

Annex A is hereby amended and restated as follows:

ANNEX A

Directors and Executive Officers of CF Industries Holdings, Inc.

Directors

Stephen R. Wilson*

Robert C. Arzbaecher

Wallace W. Creek

William Davisson

Stephen A. Furbacher

David R. Harvey

John D. Johnson

Edward A. Schmitt

Executive Officers

Anthony J. Nocchiero

Douglas C. Barnard

Bert A. Frost

Richard A. Hoker

Wendy S. Jablow Spertus

Philipp P. Koch

W. Anthony Will

Lynn F. White

*          Also an Executive Officer

A-1

ANNEX H

Opinion of Morgan Stanley & Co. Incorporated

1585 Broadway
33rd Floor
New York, NY 10036

November 5, 2009

Board of Directors

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015-2590

Members of the Board:

We understand that on November 5, 2009, North Acquisition Co., a wholly-owned subsidiary of Agrium Inc. (the “Bidder”), announced its intention to amend the offer (the “Offer”) it commenced on March 16, 2009, as subsequently amended from time to time, to exchange each outstanding share of common stock, par value $0.01 per share (the “Company Common Stock”), of CF Industries Holdings, Inc. (“CF Industries” or the “Company”) for one of the following (the “Offer Consideration”): (i) U.S. $45.00 in cash, without interest, and 1.000 share of the common stock, no par value, of the Bidder (the “Bidder Common Stock”), (ii) subject to proration as described in the Offer Documents (as defined below), 1.9377 shares of Bidder Common Stock or (iii) subject to proration as described in the Offer Documents, U.S. $92.99 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Exchange (the “Offer to Exchange”), and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”), and the registration statement on Form F-4 in respect of the Bidder Common Stock (together with the Offer to Exchange, the related Letter of Transmittal and the Tender Offer Statement, the “Offer Documents”).  The Offer Documents provide that if the Offer is consummated, the Bidder intends to seek to effect the merger of North Acquisition Co. with and into the Company (the “Merger”).  The Offer Documents further provide that the aggregate cash consideration to be paid by the Bidder in the Offer and the Merger will not exceed approximately U.S. $2.3 billion and the aggregate stock consideration to be paid by the Bidder in the Offer and the Merger will not exceed approximately 50 million shares of Bidder Common Stock.  The potential transaction to be effected pursuant to the Offer and the Merger is referred to herein as the “Proposed Transaction”.  The terms and conditions of the Offer are more fully set forth in the Offer Documents.

We also understand that on November 1, 2009, CF Industries announced an offer (the “Terra Offer”) to acquire each outstanding share of common stock, without par value (the “Terra Common Stock”), of Terra Industries Inc. (“Terra”) for $32.00 in cash and 0.1034 of a share of Company Common Stock.

You have asked for our opinion as to whether the Offer Consideration to be received by holders of shares of the Company Common Stock pursuant to the Offer is adequate from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1)                   Reviewed certain publicly available financial statements and other business and financial information, including certain research analyst reports and estimates, of the Company and the Bidder, respectively;

2)                   Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)                   Reviewed certain financial projections for the Company prepared by the management of the Company;

4)                   Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, with senior executives of the Company;

5)                   Reviewed the pro forma impact of the Proposed Transaction on the Bidder’s earnings per share, consolidated capitalization and other financial ratios;

6)                   Reviewed the reported prices and trading activity for the Company Common Stock and the Bidder Common Stock;

7)                   Compared the financial performance of the Company and the Bidder and the prices and trading activity of the Company Common Stock and the Bidder Common Stock with that of certain other publicly-traded companies and their securities;

8)                   Reviewed the financial terms, to the extent publicly available, of certain selected acquisition transactions;

9)                   Reviewed the Offer Documents and certain related documents; and

10)             Performed such other analyses and considered such other factors as we have deemed appropriate.

In addition, we have: (a) reviewed certain publicly available financial statements and other business and financial information, including certain research analyst reports and estimates, of Terra; (b) discussed the past and current operations and financial condition and the prospects of Terra, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer, with senior executives of the Company; (c) reviewed the pro forma impact of the Terra Offer on the Company’s earnings per share, consolidated capitalization and other financial ratios; (d) reviewed the reported prices and trading activity for the Terra Common Stock; (e) compared the financial performance of Terra and the prices and trading activity of the Terra Common Stock with that of certain other publicly-traded companies and their securities; and (f) reviewed the Terra Offer and certain related documents.

We have assumed and relied upon without independent verification the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion.  With respect to the financial projections for the Company provided to us by or discussed with the management of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company, and we express no view as to the reasonableness of such financial projections or any assumptions on which they are based.  As you know, we have not been provided with access to management or internal financial information or projections of future performance of the Bidder and instead have relied on publicly available information, certain research analyst estimates for the Bidder, as well as the assessments of the management of the Company and other information provided by the Company with respect to such matters.  In relying on certain research analyst estimates for the Bidder, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the expected future results of operations and financial condition of the Bidder.  We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based.  For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or the Bidder since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company and Bidder, respectively, made available to us.  For purposes of our review of the Offer, we have assumed that the Proposed Transaction would be consummated as contemplated in the Offer Documents, including without limitation, that the Terra Offer would be terminated, and that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Proposed Transaction.  We are not legal, tax or regulatory advisors.  We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters.  In addition, you have not asked us to address, and this opinion does not address, (i) the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Stock or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Consideration to be received by the holders of the Company Common Stock in the Proposed Transaction.

With respect to our review of information supplied or otherwise made available to us by the management of the Company relevant to our consideration of the Terra Offer, we have assumed and relied upon without independent verification the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company.  With respect to information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer provided to us by the management of the Company, we have assumed that it has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Terra.  As you know, we have not been provided with access to management or internal financial information or projections of future performance of Terra, and instead have relied on publicly available information, certain research analyst estimates for Terra, as well as the assessments of the management of the Company and other information provided by the Company with respect to such matters.  We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Terra since the date of its most recent financial statements and other information, financial or otherwise, relating to Terra made available to us.

We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Bidder, nor have we been furnished with any such appraisals.  Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion does not address the relative merits of the Proposed Transaction as compared to the Terra Offer or any other alternative business transaction, or other alternatives, or whether such alternatives could be achieved.  Although we considered the Terra Offer as one of the many factors in our analysis, our opinion does not address the Terra Offer.  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party, including the Bidder, with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer and will receive a fee for our services.  In addition, we are currently providing financial advisory and financing services to CF Industries in connection with the Terra Offer, and will receive fees for our services, a substantial portion of which is contingent upon the closing of the acquisition of Terra.  In the two years prior to the date hereof, we have provided financial advisory and financing services to the Company and have received fees in connection with such services.  Morgan Stanley & Co. Incorporated (“Morgan Stanley”) may also seek to provide such services to the Bidder and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses.  Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services.  Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Bidder, the Company, Terra or any other company, or any currency or commodity, that may be involved in the Proposed Transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice.  This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the SEC in connection with this transaction if such inclusion is required by applicable law.  This opinion is not intended to be and shall not constitute a recommendation to any holder of the Company Common Stock as to whether to tender such Company Common Stock pursuant to the Offer, whether to vote in favor of the Terra Offer at the shareholders’ meeting to be held in connection with the Terra Offer, or take any other action in connection with the Proposed Transaction or the Terra Offer.  In addition, this opinion does not in any manner address the prices at which the Company Common Stock, Terra Common Stock or Bidder Common Stock will actually trade at any time.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Robert Kindler
Robert Kindler
Vice Chairman

ANNEX I

Opinion of Rothschild Inc.

November 5, 2009

The Board of Directors

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015-2590

To the Members of the Board of Directors:

We understand that on November 5, 2009, North Acquisition Co., a wholly-owned subsidiary of Agrium Inc. (“Agrium”) announced its intention to amend the offer (the “Offer”) it commenced on March 16, 2009, as subsequently amended from time to time, to exchange each outstanding share of the common stock (collectively, the “Securities”) of CF Industries Holdings, Inc. (the “Company”) for one of the following (the “Consideration”): (i) U.S. $45.00 in cash, without interest, and one share of Agrium common stock (the “Agrium Common Stock”); (ii) subject to proration as described in the Offer Documents (as defined below), 1.9377 shares of Agrium Common Stock; or (iii) subject to proration as described in the Offer Documents, U.S. $92.99 in cash, without interest, as more fully described in the Offer to Exchange (the “Offer to Exchange”) and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”), and the registration statement on Form F-4 in respect of the Agrium Common Stock (together with the Offer to Exchange, the related Letter of Transmittal, and the Tender Offer Statement, the “Offer Documents”). The Offer Documents provide that if the Offer is consummated, Agrium intends to seek to effect the merger of North Acquisition Co. with and into the Company (the “Merger”). The Offer Documents further provide that the aggregate cash consideration to be paid by Agrium in the Offer and the Merger will not exceed approximately U.S. $2.3 billion and the aggregate stock consideration to be paid by Agrium in the Offer and the Merger will not exceed approximately 50 million shares of Agrium Common Stock. In light of the Offer, the board of directors of the Company (the “Board” or “you”) has requested our opinion as to whether the Consideration is adequate, from a financial point of view, to the holders of the Securities.

We also understand that on November 1, 2009, the Company announced an offer (the “Terra Offer”) to acquire each outstanding share of common stock (the “Terra Common Stock”), of Terra Industries Inc. (“Terra”) for $32.00 in cash and 0.1034 of a share of the Securities.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed the Offer Documents and certain related documents; (ii) reviewed certain publicly available business and financial information, including certain research analyst reports and estimates, concerning the Company and Agrium, respectively, and the respective industries in which they operate; (iii) compared the proposed financial terms of the Offer with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received in such transactions; (iv) compared the financial and operating performance of the Company and Agrium, respectively, with publicly available information concerning certain other companies we deemed relevant, including data relating to public market trading levels and implied multiples for selected acquisition transactions; (v) reviewed the current and historical market prices of the Securities and the Agrium Common Stock, respectively, and compared them with those of certain publicly traded securities of such other companies that we deemed relevant; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business and reviewed certain strategic, financial and operational benefits anticipated by Agrium from the consummation of the Offer; (vii) reviewed the pro forma impact of the Offer on Agrium’s earnings per share, consolidated capitalization and other financial ratios; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of management of the Company with respect to the Offer, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, certain strategic, financial and operational benefits anticipated from the consummation of the Offer and certain other matters we believed necessary or appropriate to our inquiry.

In addition, we have: (i) reviewed the Terra Offer and certain related documents; (ii) reviewed certain publicly available business and financial information, including certain research analyst reports and estimates, concerning Terra and the industry in which it operates; (iii) compared the financial and operating performance of Terra with publicly available information concerning certain other companies we deemed relevant, including data relating to public market trading levels and implied multiples for selected acquisition transactions; (iv) reviewed the current and historical market prices of the Terra Common Stock and compared them with those of certain publicly traded securities of such other companies that we deemed relevant; (v) discussed with certain members of management of the Company the past and current operations and financial condition and the prospects of Terra, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer prepared by the management of the Company; and (vi) reviewed the pro forma impact of the Terra Offer on the Company’s earnings per share, consolidated capitalization and other financial ratios.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or Agrium. In relying on financial analyses and forecasts provided to us or discussed with us by the Company, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Offer, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to the expected future results of operations and financial condition of the Company. As you know, we have not been provided with access to management or internal financial information or projections of future performance of Agrium, and instead have relied on publicly available information, certain research analyst estimates for Agrium, as well as the assessment of the management of the Company and other information provided by the Company with respect to such matters. In relying on certain research analyst estimates for Agrium, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the expected future results of operations and financial condition of Agrium. We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. We have assumed that the Offer would be consummated as contemplated in the Offer Documents, including, without limitation, that the Terra Offer would be terminated, and that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer. In rendering this opinion, we express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or Agrium since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company and Agrium, respectively, made available to us. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the advice of counsel to the Company.

With respect to our review of information supplied or otherwise made available to us by the management of the Company relevant to our consideration of the Terra Offer, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or the facilities of Terra. In relying on information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer provided to us or discussed with us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to such anticipated benefits. As you know, we have not been provided with access to management or internal financial information or projections of future performance of Terra, and instead have relied on publicly available information, certain research analyst estimates for Terra, as well as the assessment of the management of the Company and other information provided by the Company with respect to such matters. In relying on certain research analyst estimates for Terra, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the expected future results of operations and financial condition of Terra. We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Terra since the date of its most recent financial statements and other information, financial or otherwise, relating to Terra made available to us.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions, prospects, financial and otherwise, of the Company, Terra and Agrium, and their respective subsidiaries and affiliates, as they were reflected in the information provided to us and as they were represented to us in discussions with management of the Company. We are expressing no opinion herein as to the price at which the Securities, the Terra Common Stock or the Agrium Common Stock will trade at any future time. Our opinion is limited to the adequacy, from a financial point of view, to the holders of the Securities, of the Consideration to be received by such holders in the Offer and we express no opinion as to any underlying decision which the Company may make to engage in the Offer, the Terra Offer or any alternative transaction. Although we considered the Terra Offer, our opinion does not address the Terra Offer. In arriving at our opinion, we were not authorized to solicit, and we did not solicit, interest from any party, including Agrium, with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any such parties.

We are acting as financial advisor to the Company with respect to the Offer and will receive a fee from the Company for our services, whether or not the Offer is consummated. As you know, we are currently engaged to provide financial advisory services to the Company in connection with the Terra Offer, and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the acquisition of Terra, and we or our affiliates may in the future provide financial services to the Company, Terra, Agrium and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services. In addition, in the past two years, we have provided financial advisory services to the Company and/or its affiliates and have been paid customary fees for such services.

This opinion is provided for the benefit of the Board in connection with and for the purposes of its evaluation of the Offer. This opinion does not constitute a recommendation to the Board as to whether to approve the Offer or the Terra Offer or a recommendation to any holders of the Securities as to whether to tender in the Offer or how to vote or otherwise act with respect to the Offer, the Terra Offer or any other matter, should the Offer, the Terra Offer or any other matter come to a vote of the holders of the Securities. In addition, you have not asked us to address, and this opinion does not address, (i) the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Securities or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or any class of such persons, whether relative to the Consideration to be paid to the holders of the Securities in the Offer or otherwise. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. Notwithstanding the foregoing, this opinion may be reproduced in full in any filing the Company is required to make with the SEC with respect to the Offer, provided that any description or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our legal counsel.

This opinion is given as of the date hereof and, although we reserve the right to change or withdraw this opinion if we learn that any of the information that we relied upon in preparing this opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this opinion, to advise any person of any change that may come to our attention or to update this opinion after the date hereof. This opinion has been approved by the Investment Banking Commitment Committee of Rothschild Inc., with the advice and counsel of its Opinion Subcommittee.

On the basis of and subject to the foregoing and such other matters as we considered relevant, it is our opinion as investment bankers that as of the date hereof the Consideration in the Offer is inadequate, from a financial point of view, to the holders of the Securities.

Very truly yours,

/s/ Rothschild Inc.

ROTHSCHILD INC.